UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )1

LEGACY HOUSING CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

52472M101

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52472M101

1	NAMES OF REPORTING PERSONS William Shipley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,300,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,300,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8%(2)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Does not include shares held by the brothers of the Reporting Person as to which the Reporting Person disclaims beneficial ownership.
(2)	Such percentage is based on 24,000,000 shares of common stock outstanding as of December 31, 2018 as reported in Legacy Housing Corporation’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on April 9, 2019.

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CUSIP No. 52472M101

Item 1(a).	Name of issuer:

Legacy Housing Corporation, a Texas corporation (the “Company”).

Item 1(b).	Address of issuer’s principal executive offices:

1600 Airport Freeway

#100

Bedford, Texas 76022

Item 2(a).	Name of person filing
Item 2(b).	Address of principal business office or, if none, residence
Item 2(c).	Citizenship

William Shipley

c/o Legacy Housing Corporation

1600 Airport Freeway

#100

Bedford, Texas 76022

Citizenship: USA

Item 2(d).	Title of class of securities:

Common Stock, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.:

52472M101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	☒	Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

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CUSIP No. 52472M101

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2018, William Shipley beneficially owned 3,300,000 shares of Common Stock. Such amount does not include shares held by the brothers of Mr. Shipley.

(b)	Percent of class:

As of December 31, 2018, Mr. Shipley owned 13.8% of the outstanding shares of Common Stock. This percentage is calculated based on 24,000,000 shares of Common Stock outstanding as of December 31, 2018 as reported in the Company’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on April 9, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

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CUSIP No. 52472M101

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

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CUSIP No. 52472M101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2022

/s/ William Shipley
WILLIAM SHIPLEY

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